SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 11, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2009

Buenos Aires, Argentina, February 11, 2010 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2009 (“4Q09”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.241.8 million.  This result was 31% higher than the Ps.184.1 million posted for the fourth quarter of 2008 (“4Q08”) and 27% higher than the Ps.190.9 million earned in 3Q09. The annualized 4Q09 ROAE and ROAA were 30.2% and 3.8%, respectively.

•	In 4Q09, the Bank’s net financial income was Ps.585.1 million, increasing 3% year to year (“YoY”). In addition, Banco Macro’s operating income rose 33% YoY to Ps.316.5 million from Ps. 237.8 million.

•
Banco Macro’s loans to private sector grew 2% quarter to quarter (“QoQ”), or Ps.186.9 million, with a recovery in consumer lending (credit card loans rose 12% and consumer loans grew 4%) and a 6% increase in discounted documents.

•
Total deposits grew 17%, or Ps. 2,764.5 million YoY, totalling Ps.18.6 billion and representing 79% of the Bank’s total liabilities. Total deposits remained stable QoQ with a 3% increase in private sector deposits offset by a 11% decline in public sector deposits.

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.2.4 billion (27.4% capitalization ratio) in 4Q09. In addition, the Bank’s liquid assets remained at a high level, reaching 60.6% of its total deposits at December 31, 2009.

•	In 4Q09, the Bank’s non-performing to total financing ratio reached 3.2% and the coverage ratio was 116.1%.

RESULTS

Earnings per outstanding share were Ps.0.41.  This was 37% or Ps.0.11 higher than 4Q08’s Ps.0.30 and 26% or Ps.0.09 higher than 3Q09’s Ps.0.32.

EARNINGS PER SHARE	MACRO consolidated
	IV08	I09	II09	III09	IV09

Net income (M $)	184.1	156.0	163.2	190.9	241.8
Average shares outstanding (M)	619.6	601.2	593.5	593.4	594.5
Average shares in portfolio (M)	64.3	82.8	43.7	24.0	0.0
Average shares issued (M)	683.9	683.9	637.2	617.4	594.5
Book value per issued share ($)	4.12	4.27	4.58	5.04	5.65
Earnings per outstanding share ($)	0.30	0.26	0.27	0.32	0.41

Banco Macro’s 4Q09 net income rose by 31% YoY and 27% QoQ to Ps.241.8 million. The Bank’s annualized 4Q09 ROAE and ROAA were 30.2% and 3.8%, respectively.

In 4Q09, the Bank’s operating result climbed 33% YoY to Ps.316.5 million compared to 4Q08’s Ps.237.8 million.

In fiscal year (FY) 2009, the Bank´s net income reached Ps.751.9 million, 14% higher than FY2008´s Ps.660 million.  The Bank’s 2009 ROAE and ROAA were 24.6% and 3.0%, respectively.

Banco Macro’s FY09 operating result totalled Ps. 1,452.6M or 62% higher than FY08’s Ps.898.1 million.

Additionally, the net income obtained is particularly meaningful considering that the leverage of Banco Macro’s balance sheet (8.0x assets to equity ratio) was lower than the system and our competitors’ average.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Net financial income	566.9	496.7	604.7	662.5	585.1
Provision for loan losses	-200.7	-25.7	-25.8	-81.4	-64.6
Net fee income	202.3	197.7	205.0	206.0	214.9
	568.5	668.7	783.8	787.1	735.4
Administrative expenses	-330.7	-359.1	-371.1	-373.3	-418.9
Operating result	237.8	309.6	412.7	413.8	316.5
Minority interest	-1.0	-0.7	-1.2	-1.6	-1.6
Net other income	30.3	2.4	-7.2	-3.4	-28.1
Net income before income tax	267.1	311.3	404.3	408.8	286.8
Income tax	-83.0	-155.2	-241.2	-217.9	-45.0
NET INCOME	184.1	156.0	163.2	190.9	241.8

4Q09 Results	Page 2 of 18

The Bank’s financial income of Ps. 943.7 million decreased by 7% QoQ and by 5% YoY. This performance was mainly driven by lower results from government and private securities when compared to 3Q09 and by lower gains on FX transactions when compared to 4Q08.

Interest on loans represented 57% of total financial income and was 6% lower than 4Q08’s level due to a decline in loans interest rates. As compared to 3Q09 interest on loans increased 3% mainly due to an increase of interest on consumer loans (credit cards) and other loans including personal loans in line with the portfolio growth.

Income from government and private securities increased by 72% or Ps.159.7 million, YoY, as a result of an increase in the Bank’s bond portfolio prices and on a larger bond portfolio than 4Q08. On a quarterly basis, income from government and private securities declined 17% due to lower prices and less bond sales.

The differences in quoted prices of foreign currency decreased 83% or Ps.52.1 million YoY and 61% or Ps.17.4 million when compared to 3Q09, due to lower volatility and currency depreciation.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Interest on cash and due from banks	1.2	0.1	0.1	0.1	0.1
Interest on loans to the financial sector	4.2	3.3	2.5	0.9	0.8
Interest on overdrafts	122.8	99.3	83.1	81.5	76.4
Interest on documents	56.2	57.1	47.9	46.6	43.5
Interest on mortgages loans	26.9	26.9	25.5	25.7	25.9
Interest on pledges loans	16.8	16.4	15.1	12.5	11.1
Interest on credit cards loans	40.8	47.1	49.4	41.0	45.9
Interest on other loans	303.2	300.1	299.4	312.6	331.7
Interest on other receivables from finan. interm.	0.9	0.0	0.1	0.0	0.0
Income from government & private securities,net (1)	222.7	184.2	341.6	462.8	382.4
Net options results	0.1	0.0	0.0	0.0	0.0
Income from Guaranteed Loans	9.5	3.2	0.0	0.3	3.7
CER adjustment	12.2	5.0	2.5	3.4	7.8
CVS adjustment	0.2	0.2	0.2	0.1	0.2
Difference in quoted prices of foreign currency	63.1	46.4	47.9	28.4	11.0
Other	112.0	135.9	59.7	0.7	3.2

Total financial income	992.8	925.2	975.0	1,016.6	943.7

(1) Income from government & private securities
LEBAC / NOBAC	201.2	113.3	144.5	158.2	170.6
Other	21.5	70.9	197.1	304.6	211.8
TOTAL	222.7	184.2	341.6	462.8	382.4

In 4Q09, Banco Macro’s financial expenses of Ps.358.6 million decreased by 16% YoY, or Ps.67.3 million, and increased Ps.4.5 million or 1.3% QoQ.

In the quarter, interest on deposits represented 73% of the Bank’s total financial expenses, declining Ps.16.7 million or 6% QoQ. This can be traced to a decrease in the average interest rates paid on time deposits (11% average in 3Q09 compared to 9.7% average in 4Q09).

4Q09 Results	Page 3 of 18

On a yearly basis, interest on deposits decreased 18% YoY for the same reason (interest rates paid on time deposits dropped from 15.7% average in 4Q08 to 9.7% average in 4Q09). However, lower interest rates were partially offset by the increase in time deposits’ portfolio of 27.8% YoY.

“Other” financial expenses increased by Ps.20.6 million or 66% QoQ due to the results on future FX transactions.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Interest on checking accounts	5.6	4.8	4.0	3.9	3.7
Interest on saving accounts	4.6	4.0	4.1	4.4	4.6
Interest on time deposits	311.2	334.3	286.0	271.2	254.5
Interest on loans from financial sector	0.8	0.5	0.1	0.7	1.4
Interest on other liabilities from financial interm.	22.7	22.1	20.3	19.6	19.5
Interest on subordinated notes	12.5	13.1	13.6	14.1	14.1
Other Interest	2.0	1.1	0.5	0.6	0.5
CER adjustments	4.7	1.9	0.6	0.8	1.0
Deposits Guarantee Fund	7.1	7.1	7.4	7.8	7.7
Other	54.7	39.7	33.6	31.0	51.6

Total Financial Expense	425.9	428.6	370.3	354.1	358.6

Banco Macro’s net fee income of Ps.214.9 million rose by 6%, or Ps.12.6 million, from last year’s level of Ps.202.3 million and 4% or Ps.8.9 million from 3Q09 mainly driven by fees on deposit accounts, credit cards and those related to loans.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Fee charges on deposit accounts	170.1	168.9	166.2	163.2	171.4
Debit and credit card income	41.0	39.4	40.5	44.0	47.8
Other fees related to foreign trade	4.5	6.1	8.3	5.1	7.2
Credit-related fees	13.7	13.5	13.8	14.8	18.6
Lease of safe-deposit boxes	5.0	4.6	4.7	5.7	6.0
Other	13.7	19.5	27.2	27.0	26.8
Total fee income	248.0	252.0	260.7	259.8	277.8

Total fee expenses	45.7	54.3	55.7	53.8	62.9

Net fee income	202.3	197.7	205.0	206.0	214.9

4Q09 Results	Page 4 of 18

In 4Q09, Banco Macro’s administrative expenses of Ps.418.9 million were 12% or Ps.45.6 million higher than 3Q09 and 27% or Ps.88.2 million higher than 4Q08.

Personnel expenses increased 18.5% or Ps.42.7 million in the quarter due to one-time expenditures for a total amount of Ps.21.6 million (Ps.17.6 million agreed with the labor unions and Ps.4.0 million bonus for the successful merger with Bisel) and a provision of Ps.21.2 million for 2009 bonuses. Had we excluded these one-time expenses, personnel expenses would have been stable on a QoQ basis.

The annual increase in SG&A expenses (excluding the above mentioned one-time expenses) was 14%, chiefly explained by the 19% salary increase agreed with the labor unions in April 2009.

Banco Macro’s efficiency ratio (expenses / net financial and fee income) climbed up to 52.4% in 4Q09. However, had we excluded one-time expenses, this ratio would have been 47.2%.

In FY09, the Bank’s efficiency ratio would have been 46.7% had we excluded one-time expenses.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Personnel expenses	202.9	232.0	230.4	230.9	273.6
Directors & statutory auditors´fees	5.5	12.6	16.0	4.1	3.7
Other professional fees	18.1	16.5	14.9	16.4	17.7
Advertising & publicity	14.2	6.9	10.0	14.1	15.9
Taxes	18.5	17.8	22.5	21.2	18.3
Depreciation of equipment	12.9	13.1	13.2	13.7	14.0
Amortization of organizational costs	7.1	7.8	8.0	8.4	9.1
Other operating expenses	46.5	48.0	50.7	57.1	60.3
Other	5.0	4.4	5.4	7.4	6.3
Total Administrative Expenses	330.7	359.1	371.1	373.3	418.9

Total Employees	7,920	7,874	7,855	7,835	7,810
Branches	416	413	414	413	408

Efficiency ratio	41.0%	51.7%	45.8%	43.0%	52.4%

Efficiency ratio accumulated	50.3%	51.7%	48.6%	46.5%	48.0%

In 4Q09, the Bank’s net other income totalled Ps.28.1 million loss due to a tax provision of Ps.40.2 million.

4Q09 Results	Page 5 of 18

NET OTHER INCOME	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Other Income
Penalty interest	5.7	5.5	7.0	5.6	5.8
Recovered loans and allowances reversed	32.9	10.0	12.0	13.1	11.7
Other	11.2	7.7	18.3	13.9	11.3
Total Other Income	49.8	23.2	37.3	32.6	28.8

Other Expense
Uncollected charges for other loans and other provisions	10.5	6.7	21.8	-9.2	2.0
Difference in amparos amortization	6.8	6.4	6.4	3.8	4.0
Goodwill amortization	2.1	2.1	2.1	2.1	2.1
Other Expense	0.1	5.6	14.3	39.3	48.8
Total Other Expense	19.5	20.7	44.6	36.0	56.9

Net Other Income	30.3	2.5	-7.3	-3.4	-28.1

In 4Q09, Banco Macro’s effective income tax rate was 15.7%, well below the 53.3% registered in 3Q09. This decrease can be explained by lower bond prices and realized gains from bonds sales that had already paid income taxes in the first three quarters of 2009.

In FY09 effective income tax rate was 46.7% compared to 28.4% for FY08.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector after aggregating the Bank’s personal financial trust and leasing portfolio, excluding advances to companies with AAA rating, increased 1% QoQ and 3% YoY.

In 4Q09, loans on credit cards increased 12%, documents 6% and consumer loans 4%. On the other hand, overdrafts and other loans decreased 4%.

Leasing activity continued showing a decrease in volume due to the maturity of the portfolio.

4Q09 Results	Page 6 of 18

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV08	I09	II09	III09	IV09	IV09/III09	IV09/IV08

Overdrafts (total)	1,556.4	1,482.1	1,244.6	1,495.6	1,436.3	-4%	-8%
Overdrafts	1,236.9	1,122.5	1,063.1	1,277.9	1,169.2	-9%	-5%
AAA (liquidity administration)	319.5	359.6	181.5	217.7	267.1	23%	-16%
Discounted documents	1,348.6	1,285.8	1,305.7	1,338.3	1,412.6	6%	5%
Mortgages loans	738.6	752.0	712.8	741.5	746.8	1%	1%
Pledges loans	339.9	337.8	292.6	258.1	262.5	2%	-23%
Consumer loans	3,806.5	3,806.7	3,773.7	3,845.7	4,006.6	4%	5%
Credit Cards loans	869.1	859.1	842.6	845.3	950.1	12%	9%
Others	2,071.9	2,222.6	2,519.5	2,375.3	2,271.8	-4%	10%
Total credit to the private sector	10,731.0	10,746.1	10,691.5	10,899.8	11,086.7	2%	3%
Financial trusts	564.9	495.9	585.4	587.6	597.0	2%	6%
Leasing	360.8	332.2	300.8	274.8	250.2	-9%	-31%
Total credit w/ f. trusts and leasing	11,656.7	11,574.2	11,577.7	11,762.2	11,933.9	1%	2%

Total credit w/o liquidity administration	11,337.2	11,214.6	11,396.2	11,544.5	11,666.8	1%	3%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.0% in 4Q09, lower than the 6.5% posted in 4Q08 and less than the system’s average of 14.6%.

The decrease can be explained by the pre-cancellation of debt with the Central Bank with Guaranteed Loans (PGNs) that took place in 1Q09.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

LEBAC / NOBAC B.C.R.A.	3,418.3	3,830.9	4,687.3	5,240.0	5,156.9
Other	656.2	1,016.0	1,114.0	599.5	823.9
Government securities	4,074.5	4,846.9	5,801.3	5,839.5	5,980.8
Guaranteed loans	722.8	273.8	259.4	185.6	190.5
Provincial loans	19.1	20.5	14.9	18.0	15.9
Government securities loans	4.5	1.9	0.0	9.7	11.0
Loans	746.4	296.2	274.3	213.3	217.4
Purchase of government bonds	45.3	22.5	115.5	61.7	14.7
Other receivables for financial intermediation	45.3	22.5	115.5	61.7	14.7
BODEN to collect	14.1	13.4	14.5	15.6	16.2
Other receivables	14.1	13.4	14.5	15.6	16.2

TOTAL PUBLIC SECTOR ASSETS	4,880.3	5,179.0	6,205.6	6,130.1	6,229.1

TOTAL PUBLIC SECTOR LIABILITIES	449.3	149.3	280.5	179.7	124.8

Net exposure	4,431.0	5,029.7	5,925.1	5,950.4	6,104.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,462.0	1,348.1	1,518.3	890.1	1,072.2

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	6.5%	5.4%	6.0%	3.4%	4.0%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.5%	4.8%	4.9%	2.7%	3.5%

4Q09 Results	Page 7 of 18

FUNDING

Deposits

Banco Macro’s total deposit base totalled Ps.18.6 billion in 4Q09.  Deposits remained the Bank’s most important source of funds, growing 17% YoY and representing 79% of the Bank’s total liabilities.

Public sector deposits decreased by 11% or Ps.425.8 million QoQ compensated by the 3% increase in private sector deposits led by transactional deposits (saving and checking accounts increased 15% and 3%, respectively).

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 08	I 09	II 09	III 09	IV 09	Q to Q	Y to Y

Public sector	3,938.0	4,247.5	4,154.3	4,039.7	3,613.9	-11%	-8%

Financial sector	22.4	16.1	11.2	11.9	14.1	18%	-37%

Private sector	11,868.0	13,022.7	13,569.4	14,487.4	14,964.9	3%	26%
Checking accounts	2,581.1	2,549.0	2,931.9	3,168.5	3,275.8	3%	27%
Savings accounts	2,716.9	2,642.4	2,833.4	2,991.1	3,445.6	15%	27%
Time deposits	6,031.9	7,293.9	7,192.4	7,706.8	7,711.5	0%	28%
Other	538.1	537.4	611.7	621.0	532.0	-14%	-1%
TOTAL	15,828.4	17,286.3	17,734.9	18,539.0	18,592.9	0%	17%

Other sources of funds

In 4Q09, other sources of funds increased by Ps.331.5 million or 7.1% QoQ due to the increase in the Bank’s equity.

OTHER FUNDING	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Central Bank	302.8	2.0	2.7	1.9	1.9
Banks and international institutions	232.4	214.7	210.8	209.4	227.2
Financing received from Argentine financial institutions	73.8	86.0	47.3	102.2	191.2
Subordinated corporate bonds	521.7	573.9	572.5	593.3	572.5
Unsubordinated corporate bonds	724.9	695.5	649.5	618.3	616.7
Shareholders´ equity	2,816.6	2,920.0	2,919.2	3,111.7	3,358.8
Total Funding	4,672.2	4,492.1	4,402.0	4,636.8	4,968.3

In December 2009, Banco Macro’s average cost of funds was 6.1%, one of the lowest in the banking sector.  Banco Macro’s transactional deposits represented approximately 43% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

4Q09 Results	Page 8 of 18

LIQUID ASSETS

In 4Q09, the Bank’s liquid assets increased by 39% YoY and 2% QoQ.

Banco Macro’s liquid asset to total deposits ratio was 60.6%, being one of the highest in the Argentine industry.

LIQUID ASSETS	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Cash	3,523.9	3,713.1	3,475.2	4,201.1	5,016.2
Guarantees for compensating chambers	208.5	214.8	219.1	242.0	242.4
Loans to AAA companies	319.5	359.6	181.5	217.7	267.1
Call	42.0	40.6	40.0	23.2	50.0
Repos	203.7	186.5	534.8	551.1	1,046.2
LEBAC / NOBAC	3,838.9	5,158.9	5,364.3	5,826.7	4,650.4
TOTAL	8,136.5	9,673.5	9,814.9	11,061.8	11,272.3

Liquid assets to total deposits	51.4%	56.0%	55.3%	59.7%	60.6%

SOLVENCY

In 4Q09, Banco Macro’s integrated capital was Ps.3.7 billion, well above the required capital of Ps.1.3 billion. Therefore, the Bank’s excess capital was Ps.2.4 billion.

The capitalization ratio was 27.4%, well above the 10.5% minimum required by the regulations.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09
Credit risk requirement	1.087	1.085	1.088	1.119	1.103
Market risk requirement	50	67	64	45	40
Interest rate requirement	205	239	261	200	201
Integrated capital	3.114	3.288	3.296	3.484	3.708
Excess capital	1.772	1.897	1.883	2.120	2.364

Capitalization ratio	22,9%	24,6%	24,6%	25,3%	27,4%

4Q09 Results	Page 9 of 18

ASSET QUALITY

In 4Q09, Banco Macro’s non-performing to total financing ratio was 3.2% and the coverage ratio reached 116.1%. Even though the total irregular portfolio slightly increased, the irregular consumer portfolio remained stable despite the growth in the total consumer portfolio.  On the other hand, the irregular commercial portfolio increased Ps.16.9 million due to a reclassification of a single client by Ps.26.9 million.

During the quarter, the Bank decided to make additional provisions of those required by regulators by Ps.37.7 million to maintain the level of allowances according to the Bank’s policy and the coverage ratio.

Banco Macro is committed to continue working in this area and keep excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09
Commercial portfolio	6.107,9	5.786,7	6.052,5	5.829,5	5.559,8
Irregular	107,0	115,6	147,2	101,6	118,5
Consumer portfolio	6.315,2	6.323,2	6.177,8	6.428,7	6.733,9
Irregular	219,0	255,4	268,1	278,1	278,7
Total portfolio	12.423,1	12.110,0	12.230,3	12.258,2	12.293,7
Irregular	326,0	370,9	415,3	379,7	397,2
Irregular / Total portfolio	2,62%	3,06%	3,40%	3,10%	3,23%
Total provisions	450,5	449,4	435,8	440,3	461,0
Coverage ratio w/allowances	138,19%	121,16%	104,94%	115,96%	116,06%

4Q09 Results	Page 10 of 18

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

CER adjustable ASSETS
Government Securities	63,0	184,5	281,8	137,2	245,9

Guaranteed loans	722,8	273,0	275,2	204,7	210,6
Private sector loans	48,9	44,6	39,5	34,6	31,4
Other loans	10,3	9,4	8,3	6,3	5,1
Loans	782,0	327,0	323,0	245,6	247,1

Leasing	2,6	2,7	1,8	0,9	1,1
Other loans	3,3	3,1	4,4	4,4	3,9
Total CER adjustable assets	850,9	517,3	611,0	388,1	498,0

CER adjustable LIABILITIES
Deposits	4,3	1,5	0,7	0,4	0,5
Other liabilities from financial intermediation	342,3	44,5	44,4	44,5	44,8
Subordinated corporate bonds	1,8	1,3	1,4	0,9	0,9
Total CER adjustable liabilities	348,4	47,3	46,5	45,8	46,2

NET ASSET CER EXPOSURE	502,5	470,0	564,5	342,3	451,8

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

Cash	1,289.3	1,846.0	1,825.9	2,577.8	2,635.0
Government Securities	510.1	581.4	727.4	777.3	1,596.8
Loans	2,128.5	2,322.5	2,489.5	2,255.6	1,899.2
Other receivables from financial intermediation	413.2	408.2	906.6	916.6	1,264.2
Investments in other companies	0.5	0.6	141.8	159.6	165.1
Other receivables	57.6	79.5	65.1	32.1	30.0
Other assets	70.0	77.9	76.8	77.0	72.6
TOTAL ASSETS	4,469.2	5,316.1	6,233.1	6,796.0	7,662.9
Deposits	2,521.2	3,332.9	3,691.3	4,265.1	3,895.9
Other liabilities from financial intermediation	901.3	851.6	1,121.8	1,097.3	1,892.3
Other liabilities	8.3	20.4	8.3	6.0	5.6
Subordinated corporate bonds	519.9	572.6	571.1	592.3	571.5
TOTAL LIABILITIES	3,950.7	4,777.5	5,392.5	5,960.7	6,365.3

NET FX POSITION	518.5	538.6	840.6	835.3	1,297.6

4Q09 Results	Page 11 of 18

RELEVANT AND RECENT EVENTS

✓
In September 2009, the Bank reduced its subscribed Capital Stock by Ps.30.6 million or 30.641.692 Class B Shares with a par value of Ps.1 (one peso) each and entitled to 1 (one) vote per share, approved by the Shareholders’ Meeting held in September 10th, 2009.  The Bank has already received the approval of the Buenos Aires Stock Exchange, Comisión Nacional de Valor and the Inspección General de Justicia (IGJ).  It is still pending comments, if any, from the Central Bank.

✓
In December 2009, Banco Macro paid USD7.3 million in interest on its Class 1 Notes and Ps.10.6 million in interest on its Class 3. In February 2010, Banco Macro paid USD4.5 million in interest on its Class 2 Notes.

✓
According to Communications “A” 4676, 4861 and complementary regulation from the Central Bank, Banco Macro decided to account certain securities at “cost plus yield basis”.  In December 2009, the Central Bank issue the Communication “A” 5024, stating that banks will have to mark to market their bond portfolio before December 31st, 2010, at a minimum pace of 25% per quarter, according to their holdings as of December 31st, 2009.

✓
In December 24th, 2009, Banco Macro entered into a MOU with the controlling shareholders of Banco Privado de Inversiones S.A. for the purpose of acquiring such entity.  Since then, a due diligence process began and it will end before February 24th, 2010.  In case this transaction is completed, it will need approval by the Central Bank.

✓	In January 21st, 2010, Banco Macro cancelled a USD50 million loan with Credit Suisse. This loan was originally granted in January 2005.

✓	The Board of Directors will propose to the next Shareholder’s Meeting a cash dividend of Ps.208.1 million (Ps.0.35 per share - Payout ratio of 27.7%).

4Q09 Results	Page 12 of 18

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on February 12, 2010 at 12:00 p.m. Buenos Aires time (10:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(877) 419-6600 (Within the U.S.)

(719) 325-4788 (Outside the U.S.)

Conference ID: 4425989

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

4Q09 Results	Page 13 of 18

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09

ASSETS	22,425.0	24,761.8	25,209.3	26,173.7	26,859.2
Cash	3,523.9	3,713.1	3,475.2	4,201.1	5,016.2
Government Securities	4,779.3	6,525.2	7,306.8	7,572.8	6,981.1
LEBAC/NOBAC	3,838.9	5,158.9	5,364.3	5,826.7	4,650.4
Other	940.4	1,366.3	1,942.5	1,746.2	2,330.7
Loans	11,280.0	10,850.7	10,761.7	10,904.2	11,096.8
to the non-Financial Government Sector	744.5	291.3	274.3	203.6	206.5
to the Financial Sector	80.4	73.5	61.3	58.6	90.9
to the non-financial private sector	10,893.4	10,922.9	10,849.3	11,069.7	11,247.5
-Overdrafts	1,556.4	1,482.1	1,244.6	1,495.6	1,436.3
-Discounted documents	1,348.6	1,285.8	1,305.7	1,338.3	1,412.6
-Mortgages	738.6	752.0	712.8	741.5	746.8
-Pledges	339.9	337.8	292.6	258.1	262.5
-Consumer	3,806.4	3,806.7	3,773.7	3,845.7	4,006.6
-Credit cards	869.1	859.1	842.6	845.3	950.1
-Other	2,071.9	2,222.6	2,519.5	2,375.3	2,271.8
- Less: int. doc., cotiz dif.	162.4	176.8	157.8	169.9	160.8
Allowances	-438.3	-437.0	-423.2	-427.6	-448.0
Other receivables from financial intermediation	1,454.1	2,253.2	2,305.6	2,136.0	2,380.7
Investments in other companies	10.5	10.6	10.3	10.0	10.0
Other receivables	251.8	299.8	299.2	322.5	366.5
Other assets	1,125.5	1,109.3	1,050.5	1,027.1	1,007.9
LIABILITIES	19,608.4	21,841.8	22,290.1	23,062.0	23,500.4
Deposits	15,828.4	17,286.3	17,734.9	18,539.0	18,592.9
From the non-financial government sector	3,938.0	4,247.5	4,154.3	4,039.7	3,613.9
From the financial sector	22.4	16.1	11.2	11.9	14.1
From the non-financial private sector	11,868.0	13,022.7	13,569.4	14,487.4	14,964.9
-Checking accounts	2,581.1	2,549.0	2,931.9	3,168.5	3,275.8
-Savings accounts	2,716.9	2,642.4	2,833.4	2,991.1	3,445.6
-Time deposits	6,031.9	7,293.9	7,192.4	7,706.8	7,711.5
-Other	538.1	537.4	611.7	621.0	532.0
Other liabilities from financial intermediation	2,714.9	3,238.8	3,149.8	3,041.9	3,338.1
Subordinated corporate bonds	521.7	573.9	572.5	593.3	572.5
Other liabilities	543.4	742.7	832.9	887.7	996.9

STOCKHOLDERS´ EQUITY	2,816.6	2,920.0	2,919.2	3,111.7	3,358.8

LIABILITIES + STOCKHOLDERS´ EQUITY	22,425.0	24,761.8	25,209.3	26,173.7	26,859.2

4Q09 Results	Page 14 of 18

ANUAL BALANCE SHEET	MACRO consolidated
In MILLION $	2006	2007	2008	2009

ASSETS	14,505.0	19,718.2	22,425.0	26,859.2
Cash	2,626.9	3,117.4	3,523.9	5,016.2
Government Securities	3,223.0	3,950.7	4,779.3	6,981.1
LEBAC/NOBAC	2,787.0	3,478.2	3,838.9	4,650.4
Other	436.0	472.5	940.4	2,330.7
Loans	6,527.1	10,009.4	11,280.0	11,096.8
to the non-Financial Government Sector	774.3	732.5	744.5	206.5
to the Financial Sector	436.9	161.7	80.4	90.9
to the non-financial private sector	5,524.4	9,335.6	10,893.4	11,247.5
-Overdrafts	1,103.3	1,375.1	1,556.4	1,436.3
-Discounted documents	543.7	1,213.7	1,348.6	1,412.6
-Mortgages	426.1	619.8	738.6	746.8
-Pledges	300.9	348.0	339.9	262.5
-Consumer	1,431.1	3,207.5	3,806.5	4,006.6
-Credit cards	497.9	722.0	869.1	950.1
-Other	1,131.3	1,719.0	2,071.9	2,271.8
- Less: int. doc., cotiz dif.	90.1	130.5	162.4	160.8
Allowances	-208.6	-220.4	-438.3	-448.0
Other receivables from financial intermediation	914.6	1,226.3	1,454.1	2,380.7
Investments in other companies	10.4	10.4	10.5	10.0
Other receivables	193.4	254.3	251.8	366.5
Other assets	1,009.6	1,149.7	1,125.4	1,007.9
LIABILITIES	12,190.0	17,010.5	19,608.4	23,500.4
Deposits	10,071.0	13,591.1	15,828.4	18,592.9
From the non-financial government sector	1,295.6	1,774.1	3,938.0	3,613.9
From the financial sector	5.1	13.3	22.4	14.1
From the non-financial private sector	8,770.3	11,803.7	11,868.0	14,964.9
-Checking accounts	1,876.2	2,599.7	2,581.1	3,275.8
-Savings accounts	2,097.4	2,780.4	2,716.9	3,445.6
-Time deposits	4,381.0	5,907.0	6,031.9	7,711.5
-Other	415.7	516.6	538.1	532.0
Other liabilities from financial intermediation	1,237.1	2,571.9	2,714.9	3,338.1
Subordinated corporate bonds	507.8	490.7	521.7	572.5
Other liabilities	374.1	356.8	543.4	996.9

STOCKHOLDERS´ EQUITY	2,315.0	2,707.7	2,816.6	3,358.8

LIABILITIES + STOCKHOLDERS´ EQUITY	14,505.0	19,718.2	22,425.0	26,859.2

4Q09 Results	Page 15 of 18

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV08	I09	II09	III09	IV09
Financial income	992.8	925.2	975.0	1,016.6	943.7
Interest on cash and due from banks	1.2	0.1	0.1	0.1	0.1
Interest on loans to the financial sector	4.2	3.3	2.5	0.9	0.8
Interest on overdrafts	122.8	99.3	83.1	81.5	76.4
Interest on documents	56.2	57.1	47.9	46.6	43.5
Interest on mortgages	26.9	26.9	25.5	25.7	25.9
Interest on pledges	16.8	16.4	15.1	12.5	11.1
Interest on credit cards	40.8	47.1	49.4	41.0	45.9
Interest on other loans	303.2	300.1	299.4	312.6	331.7
Income from government & private securities	222.7	184.2	341.6	462.7	382.4
Net options results	0.1	0.0	0.0	0.0	0.0
Results of guaranteed loans	9.5	3.2	0.0	0.3	3.7
Interest on other receivables from fin. intermediation	0.9	0.0	0.1	0.0	0.0
CER adjustment	12.2	5.0	2.5	3.4	7.8
CVS adjustment	0.2	0.2	0.2	0.1	0.2
Difference in Foreign Exchange	63.1	46.4	47.9	28.4	11.0
Other	112.0	135.9	59.7	0.8	3.2
Financial expense	-425.9	-428.6	-370.3	-354.1	-358.6
Interest on checking accounts	-5.6	-4.8	-4.0	-3.9	-3.7
Interest on saving accounts	-4.6	-4.0	-4.1	-4.4	-4.6
Interest on time deposits	-311.2	-334.3	-286.0	-271.2	-254.5
Interest on loans from the financial sector	-0.8	-0.5	-0.1	-0.7	-1.4
Interest on subordinated notes	-12.5	-13.1	-13.6	-14.1	-14.1
Other Interest	-2.0	-1.1	-0.5	-0.6	-0.5
Net Income from options	0.0	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	-22.7	-22.1	-20.3	-19.6	-19.5
CER adjustments	-4.7	-1.9	-0.6	-0.8	-1.0
Deposits guarantee fund	-7.0	-7.1	-7.4	-7.8	-7.7
Other Interest	-54.7	-39.7	-33.6	-31.0	-51.6
Net financial income	566.9	496.6	604.7	662.5	585.1
Provision for loan losses	-200.7	-25.7	-25.8	-81.4	-64.6

Fee income	248.0	252.0	260.7	259.8	277.8
Fee expense	-45.7	-54.3	-55.7	-53.7	-62.9
Net fee income	202.3	197.7	205.0	206.1	214.9

Administrative expense	-330.7	-359.1	-371.1	-373.3	-418.9
Minority interest	-1.0	-0.7	-1.2	-1.6	-1.6
Net other income	30.3	2.4	-7.2	-3.4	-28.1
Earnings before income tax	267.1	311.2	404.4	408.8	286.8
Income tax	-83.0	-155.2	-241.2	-217.9	-45.0

Net income	184.1	156.0	163.2	190.9	241.8

4Q09 Results	Page 16 of 18

ANNUAL INCOME STATEMENT	MACRO consolidated
In MILLION $	2006	2007	2008	2009
Financial income	1,155.3	1,890.4	3,029.9	3,860.5
Interest on cash and due from banks	11.7	19.9	7.0	0.4
Interest on loans to the financial sector	16.7	32.1	15.6	7.5
Interest on overdrafts	120.1	177.5	357.2	340.3
Interest on documents	57.0	103.4	184.9	195.1
Interest on mortgages	48.5	68.1	97.1	104.0
Interest on pledges	43.0	51.5	64.5	55.1
Interest on credit cards	31.0	55.7	118.0	183.4
Interest on other loans	259.8	578.7	1,032.8	1,243.8
Income from government & private securities	324.2	487.8	641.3	1,371.0
Net options results	0.0	1.6	0.2	0.0
Results of guaranteed loans	29.9	35.0	37.0	7.2
Interest on other receivables from fin. intermediation	15.2	18.5	14.4	0.1
CER adjustment	85.0	78.1	70.5	18.7
CVS adjustment	2.0	1.6	0.8	0.7
Difference in Foreign Exchange	40.0	48.8	143.1	133.7
Other	71.3	131.1	245.4	199.5
Financial expense	-395.0	-805.2	-1,342.1	-1,511.6
Interest on checking accounts	-9.5	-20.0	-17.7	-16.4
Interest on saving accounts	-6.7	-11.4	-14.5	-17.1
Interest on time deposits	-233.7	-457.4	-933.9	-1,146.0
Interest on interfinancing received loans	-0.8	-4.6	-3.9	-2.7
Interest on other financing from financial institutions	-0.3	-0.2	0.0	-0.1
Interest on subordinated notes	0.0	-49.9	-47.5	-54.9
Other Interest	-14.4	-9.8	-8.8	-2.7
Net Income from options	-0.4	0.1	0.0	0.0
Interest on other receivables from fin. intermediation	-14.4	-70.7	-91.1	-81.5
CER adjustments	-55.7	-43.7	-33.0	-4.3
Deposits guarantee fund	-11.8	-20.2	-26.0	-30.0
Other Interest	-47.2	-117.4	-165.7	-155.9
Net financial income	760.3	1,085.2	1,687.8	2,348.9
Provision for loan losses	-59.7	-94.7	-297.6	-197.5

Fee income	452.6	662.4	891.7	1,050.3
Fee expense	-93.4	-150.3	-172.4	-226.6
Net fee income	359.3	512.1	719.3	823.7

Administrative expense	-652.4	-953.9	-1,211.4	-1,522.4
Minority interest	-3.1	-2.1	-3.4	-5.1
Net other income	97.1	41.0	26.5	-36.3
Earnings before income tax	501.2	587.6	921.3	1,411.2
Income tax	-76.9	-92.4	-261.2	-659.3

Net income	424.3	495.2	660.0	751.9

4Q09 Results	Page 17 of 18

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV08	I09	II09	III09	IV09

Profitability & performance
Net interest margin	10.4%	8.6%	12.0%	14.4%	12.5%
Fee income ratio	26.3%	28.5%	25.3%	23.7%	26.9%
Efficiency ratio	41.0%	51.7%	45.8%	43.0%	52.4%
Fee income as a percentage of adm expenses	64.1%	55.1%	55.3%	55.2%	51.3%
Return on average assets	3.3%	2.6%	2.7%	3.1%	3.8%
Return on average equity	26.7%	21.7%	22.0%	25.5%	30.2%
Liquidity
Loans as a percentage of total deposits	74.0%	65.3%	63.1%	61.1%	62.1%
Liquid assets as a percentage of total deposits	51.4%	56.0%	55.3%	59.7%	60.6%
Capital
Total equity as a percentage of total assets	12.6%	11.8%	11.6%	11.9%	12.5%
Regulatory capital as a percentage of risk weighted assets	22.9%	24.6%	24.6%	25.3%	27.4%
Asset Quality
Allowances over total loans	3.7%	3.9%	3.8%	3.8%	3.9%
Non-performing loans as a percentage of total loans	2.6%	3.1%	3.6%	3.2%	3.3%
Allowances as a percentage of non-performing loans	141.8%	123.6%	106.1%	119.3%	119.5%
Amparos as a percentage of average equity	1.3%	1.3%	1.4%	1.5%	1.6%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV08	I09	II09	III09	IV09

Profitability & performance
Net interest margin	8.2%	8.6%	10.3%	11.7%	11.7%
Fee income ratio	29.9%	28.5%	26.8%	25.7%	26.0%
Efficiency ratio	50.3%	51.7%	48.6%	46.5%	48.0%
Fee income as a percentage of adm expenses	59.4%	55.1%	55.2%	55.2%	54.1%
Return on average assets	3.0%	2.6%	2.6%	2.8%	3.0%
Return on average equity	23.8%	21.7%	21.8%	23.0%	24.6%
Liquidity
Loans as a percentage of total deposits	74.0%	65.3%	63.1%	61.1%	62.1%
Liquid assets as a percentage of total deposits	51.4%	56.0%	55.3%	59.7%	60.6%
Capital
Total equity as a percentage of total assets	12.6%	11.8%	11.6%	11.9%	12.5%
Regulatory capital as a percentage of risk weighted assets	22.9%	24.6%	24.6%	25.3%	27.4%
Asset Quality
Allowances over total loans	3.7%	3.9%	3.8%	3.8%	3.9%
Non-performing loans as a percentage of total loans	2.6%	3.1%	3.6%	3.2%	3.3%
Allowances as a percentage of non-performing loans	141.8%	123.6%	106.1%	119.3%	119.5%
Amparos as a percentage of average equity	1.3%	1.3%	1.4%	1.5%	1.7%

ANNUAL RATIOS	MACRO consolidated
	2006	2007	2008	2009

Profitability & performance
Net interest margin	7.1%	6.9%	8.2%	11.7%
Fee income ratio	32.4%	32.0%	29.9%	26.0%
Efficiency ratio	59.5%	59.9%	50.3%	48.0%
Fee income as a percentage of adm expenses	54.5%	53.5%	59.4%	54.1%
Return on average assets	3.6%	2.8%	3.0%	3.0%
Return on average equity	22.2%	20.2%	23.8%	24.6%
Liquidity
Loans as a percentage of total deposits	66.9%	75.3%	74.0%	62.1%
Liquid assets as a percentage of total deposits	65.2%	53.1%	51.4%	60.6%
Capital
Total equity as a percentage of total assets	16.0%	13.7%	12.6%	12.5%
Regulatory capital as a percentage of risk weighted assets	31.3%	26.8%	22.9%	27.4%
Asset Quality
Allowances over total loans	3.1%	2.2%	3.7%	3.9%
Non-performing loans as a percentage of total loans	2.0%	1.6%	2.6%	3.3%
Allowances as a percentage of non-performing loans	154.3%	138.8%	141.8%	119.5%
Amparos as a percentage of average equity	3.2%	4.1%	1.3%	1.7%

4Q09 Results	Page 18 of 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 11, 2010

MACRO BANK INC.

By: /s/
Name: Roberto Eilbaum
Title: Director